EVEREST PROPERTIES
199 S. LOS ROBLES AVE., #200
PASADENA, CA 91101
TEL: 626-585-5920
FAX: 626-585-5929


November 14, 2005

TO HOLDERS OF UNITS OF
WILDER RICHMAN HISTORIC PROPERTIES II, L.P.

     Re: Offer to Purchase Units for $20,000 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE your Units of limited partnership interests in Wilder Richman Historic Properties II, L.P. (the "Partnership") at a cash purchase price of $20,000 per Unit, without interest, less the amount of distributions made to you after the date of the Offer. No transfer fees will be deducted - the Purchasers will pay any such fee.

     Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o The Offer is $6,000 (43%) more than the highest prior third-party offer for Units of which Purchasers are aware, made May 23, 2005 by an affiliate of Everest.

     o The Offer is $9,200 (85%) more than the highest distribution that Unit Holders would have received from a sale of the Partnership's properties at the highest price offered for the properties earlier this year. The Offer is approximately equal to the distribution that Unit Holders would receive from a sale of the properties for $41,700,000, which is about $8,700,000 more than the highest previous offer for the properties, which were received earlier in 2005.

     o The Units are illiquid - no trades of Partnership interests have been reported over the last 12 months, according to Direct Investment Spectrum, an independent industry publication. The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions associated with sales arranged through brokers or other intermediaries.

     The Operating General Partner has agreed to list the Partnership's properties for sale, and if an acceptable price is offered, intends to seek Partnership approval to sell the properties. No list price has been determined for the properties, there is no assurance that an acceptable price will be offered, and the Purchasers do not know if or when a sale of the properties will occur or what price may be obtained.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on December 20, 2005. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                              Very truly yours,

                                              EVEREST PROPERTIES II, LLC
                                              DIXON MILL INVESTOR, LLC
                                              MPF PACIFIC GATEWAY, LLC